UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Supernus Pharmaceuticals, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
868459AA6

(CUSIP Number)

June 30, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868459AA6	SCHEDULE 13G	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Orchard Hill Capital Management LP 01-0936280
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,538,236
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,538,236
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,538,236
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%
12		TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 868459AA6	SCHEDULE 13G	Page 3 of 6 Pages

Item 1.	(a) Name of Issuer

Supernus Pharmaceuticals, Inc.

(b) Address of Issuer’s Principal Executive Offices

1550 East Gude Dr., Rockville, MD 20850

Item 2.	(a) Name of Person Filing

Orchard Hill Capital Management LP is a Delaware Limited Partnership. Marc Fussteig (the "Principal") is the managing member of the general partner of Orchard Hill Capital Management LP.

(b) Address of Principal Business Office, or, if none, Residence

Address of Person Filing and Principal is: 152 W. 57th Street, 41st Floor, New York, NY 10019

(c) Citizenship

Person Filing is Delaware and Principal is a US Citizen.

(d) Title of Class of Securities

Common Stock, par value $0.001 per share

(e) CUSIP No.:

868459AA6

CUSIP No. 868459AA6	SCHEDULE 13G	Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 868459AA6	SCHEDULE 13G	Page 5 of 6 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of June 30, 2013, Orchard Hill Capital Management LP had sole voting and dispositive powers on 3,538,236 shares and 10.2% of the outstanding shares. The shares Orchard Hill Capital Management LP control are issuable upon the conversion of the Issuer's 7.5% convertible Notes Due 05-01-2019. The 10.2% is calculated based on 34,523,652 shares of common stock outstanding, which number is calculated by adding (i) 30,985,416 (the number of shares of common stock outstanding as reported on the Company's most recent Form 10Q filed on May 15, 2013 with the SEC) and (ii) 3,538,236 (the number of shares of common stock deemed held under Rule 240.13d-3(d)(1) as a result of the beneficial ownership of the Convertible Securities)

(a) Amount beneficially owned: 3,538,236

(b) Percent of class: 10.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,538,236

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 3,538,236

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 868459AA6	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2013

Orchard Hill Capital Management LP

By:	Mitchell Vogel
	Name:	Mitchell Vogel
	Title:	Chief Financial Officer